PROSPECTUS SUPPLEMENT
----------------------------

(TO PROSPECTUS DATED SEPTEMBER 11, 2000)

                                     $300,000,000

                          ERP OPERATING LIMITED PARTNERSHIP                     [LOGO]

                           6.95% NOTES DUE MARCH 2, 2011

                                 -------------

    We are offering for sale $300,000,000 principal amount of our 6.95% notes due March 2, 2011. We will pay interest on the notes on March 2 and September 2 of each year, beginning September 2, 2001. We may redeem the notes at any time before maturity.

    The notes will be unsecured and will rank equally with all of our other unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000.

    We do not intend to apply for listing of the notes on any national securities exchange. Currently, there is no public market for the notes.

                               ------------------

                                                             PER NOTE          TOTAL
                                                             --------          -----
Public offering price(1)...................................   99.772%       $299,316,000
Underwriting discount......................................      .65%         $1,950,000
Proceeds, before expenses, to ERP Operating Limited
  Partnership..............................................   99.122%       $297,366,000

    (1) Plus accrued interest from March 2, 2001, if settlement occurs after that date

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about March 2, 2001.

                               ------------------

                           JOINT BOOKRUNNING MANAGERS

JPMORGAN                                                     MERRILL LYNCH & CO.

                                  ------------

                                  CO-MANAGERS

BANC OF AMERICA SECURITIES LLC                              SALOMON SMITH BARNEY

                                 -------------

          The date of this prospectus supplement is February 27, 2001.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT


ERP Operating Limited Partnership...........................       S-3
Use of Proceeds.............................................       S-3
Description of Notes........................................       S-3
Underwriting................................................       S-5
Legal Matters...............................................       S-6

                              PROSPECTUS

Where You Can Find More Information About Us................         3
Special Note Regarding Forward-Looking Statements...........         3
Our Business................................................         5
Our Anticipated Use of Proceeds From Sales Of Debt
Securities..................................................         6
Ratios Of Earnings To Combined Fixed Charges And Preference
Unit Distributions..........................................         6
Description of Debt Securities..............................         6
Plan of Distribution........................................        22
Experts.....................................................        22
Legal Matters...............................................        23

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their dates. Our business, financial condition, results of operations and prospects may have changed since then.

                       ERP OPERATING LIMITED PARTNERSHIP

    We and our managing general partner, Equity Residential Properties Trust, were formed to continue and expand the national multifamily property business organized by Samuel Zell, Chairman of the Board of Equity Residential. As of February 15, 2001, we had a national portfolio of 1,104 multifamily properties containing 227,174 apartment units in 36 states. As of February 15, 2001, our properties had an occupancy rate of approximately 95%. In addition, as of February 15, 2001, we managed an additional 2,075 units owned by affiliated and unaffiliated entities.

                                USE OF PROCEEDS

    We will use a portion of the net proceeds from the offering of these notes to repay indebtedness under our $700 million revolving credit facility which matures in August 2002. The outstanding amount under the $700 million credit facility as of February 15, 2001 was $200 million, bearing interest at a weighted average annual rate of 6.34%. Affiliates of Chase Securities Inc. and Banc of America Securities LLC, two of the underwriters of the offering, are lenders on the $700 million credit facility and upon application of the net proceeds from the offering of the notes, each will receive its proportionate share of the amount of the credit facility to be repaid.

    We will also use the net proceeds from the offering of these notes to repay a portion of outstanding mortgage indebtedness of approximately $131 million. This indebtedness bears interest at an annual rate of 7.98% and is scheduled to mature in August 2001 and is prepayable at par beginning on March 1, 2001.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY SUPPLEMENTS THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS UNDER THE CAPTION "DESCRIPTION OF DEBT SECURITIES."

GENERAL

    We are offering for sale $300,000,000 of our 6.95% notes maturing on March 2, 2011. We will issue the notes as a separate series of debt securities under the Indenture which is more fully described in the accompanying prospectus. Some terms used in this prospectus supplement are defined in the accompanying prospectus.

    We will pay interest on the notes semi-annually in arrears on March 2 and September 2 of each year, commencing September 2, 2001, to the registered holders of the notes on the preceding February 15 or August 15, as the case may be.

    We may from time to time without the consent of existing holders create and issue additional notes having the same terms and conditions as any series of these notes in all respects, except for the issue date, issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and form a single series with the previously outstanding series of these notes.

    The notes are our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The claims of any secured mortgage lender will have priority over the notes with respect to any specific property of ours which secures such lender's mortgage. As of December 31, 2000, the mortgages on our properties totaled approximately
$3.2 billion. Our outstanding indebtedness with which the notes will have equal rank was approximately $2.5 billion in principal amount as of December 31, 2000. As of December 31, 2000, our total debt was approximately $5.7 billion, and on a pro forma basis giving effect to this offering the total outstanding indebtedness was approximately $5.7 billion. Except as limited by the Indenture and as described under

"Description of Debt Securities--Certain Covenants--Limitations on Incurrence of Debt" in the accompanying prospectus, we may incur additional secured and unsecured indebtedness.

    The notes will be issued only in fully registered, book-entry form. See "Description of Debt Securities--Book Entry Registration" in the accompanying prospectus.

    The notes are not repayable at the option of any holder before maturity. The notes will not be subject to a sinking fund.

    The defeasance and covenant defeasance provisions of the Indenture, described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus, apply to the notes.

    Please refer to the section entitled "Description of Debt
Securities--Certain Covenants" and "--Additional Covenants and/or Modifications to the Covenants Described Above" in the accompanying prospectus for a description of the covenants applicable to the notes.

    Except as described in this prospectus supplement or under "Description of Debt Securities--Certain Covenants--Limitations on Incurrence of Debt" and under "--Merger, Consolidation or Sale" in the accompanying prospectus, the Indenture does not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the notes protection in the event of (1) a highly leveraged or similar transaction involving us or our general partner or any of our affiliates, (2) a change of control, or (3) a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the notes. In addition, subject to the limitations set forth under "Description of Debt Securities--Merger, Consolidation or Sale" in the accompanying prospectus, we may, in the future, enter into certain transactions such as the sale of all or substantially all of our assets or the merger or consolidation of us that would increase the amount of indebtedness or substantially reduce or eliminate our assets, which may have an adverse effect on our ability to service our indebtedness, including the notes.

    We have no present intention of engaging in a highly leveraged or similar transaction.

OPTIONAL REDEMPTION AT OUR ELECTION

    We may redeem the notes at any time in whole or, from time to time, in part, at our election, at a redemption price equal to the sum of (1) the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date and (2) the Make-Whole Amount (as described in the accompanying prospectus under the section entitled "Description of Debt Securities"), if any, with respect to such notes, which we refer to collectively as the "Redemption Price". Notice of any optional redemption of any notes will be given to holders at their addresses, as shown in the security register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the notes held by the holder to be redeemed.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement among Chase Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Salomon Smith Barney Inc., as underwriters, and us, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amounts of the notes set forth opposite their respective names below. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that when such conditions are satisfied the underwriters will be obligated to purchase all of the notes.

                                                                           PRINCIPAL
             UNDERWRITER                                                     AMOUNT
             -----------                                                   ---------
Chase Securities Inc....................................................  $112,500,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...............................................   112,500,000
Banc of America Securities LLC..........................................    37,500,000
Salomon Smith Barney Inc................................................    37,500,000
                                                                          ------------
           Total........................................................  $300,000,000
                                                                          ============

    The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the underwriting commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

    We have agreed to indemnify the several underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

    The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at such price, less a concession not in excess of .4% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the notes on sales to certain other dealers. After the initial public offering of the notes, the public offering price, concession and discount may be changed.

    We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

NEW ISSUE OF NOTES

    The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes, but are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of or any trading market for the notes.

PRICE STABILIZATION AND SHORT POSITION

    In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize the price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell a greater aggregate principal amount of notes than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform investment banking and/or commercial banking services for, us and our affiliates in the ordinary course of business. Affiliates of Chase Securities Inc. and Banc of America Securities LLC, two of the underwriters of the offering, are lenders on our $700 million credit facility. These affiliates will receive their proportionate share of the amount of the credit facility to be repaid with the proceeds of this offering. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

    We have purchased, and may purchase in the future, multifamily properties from affiliates of certain of the underwriters, including Merrill Lynch, Pierce, Fenner & Smith Incorporated.

                                 LEGAL MATTERS

    The legality of the notes will be passed upon for us by Piper Marbury Rudnick & Wolfe, Chicago, Illinois and certain legal matters will be passed upon for the underwriters by Hogan & Hartson L.L.P., Washington, D.C. Hogan & Hartson L.L.P. from time to time provides services to us and other entities affiliated with Mr. Zell.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $300,000,000

                                                                          [LOGO]
                       ERP OPERATING LIMITED PARTNERSHIP

                         6.95% NOTES DUE MARCH 2, 2011

                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                         ------------------------------

                                    JPMORGAN
                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                              SALOMON SMITH BARNEY

                               FEBRUARY 27, 2001

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